HIT GETS ‘TOP 10’ RANKING FROM MORNINGSTAR

Morningstar ranked the HIT as one of the nation’s “Top 10 Managers” for the five-year period ending September 30, 2009.   The ranking, reported in Pensions & Investments on November 16, 2009, placed the HIT as the number 10 performer in its fixed-income class of U.S. intermediate duration collective investment trusts.

“The ranking reflects the HIT’s prudent investment strategy and its specialization in high credit quality multifamily mortgage-backed securities,” said Chang Suh, Executive Vice President and Chief Portfolio Manager.

Morningstar used its Principia Separate Account database to compare fixed-income investment vehicles with a similar risk profile.  The rankings include funds in Morningstar’s Intermediate Government Bond and Intermediate-Term Bond categories.  The rankings compare 33 funds for the five-year period, using performance results self-reported to Morningstar.  Rankings are based on gross returns for the five-year period ended September 30, 2009, which reflect no deduction for expenses.  Please see the HIT net performance data above, which does reflect deductions for expenses.  The Morningstar findings can be viewed on the Pensions & Investments website at: http://www.pionline.com/article/20091116/CHART/311169967/-1/TOPPERFORMINGMANAGERS.

 The HIT’s net returns for the 1-, 3-, 5- and 10-year periods ending October 31, 2009, were 13.01%,  6.42%, 5.14% and 6.54%, respectively. The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available on the HIT’s website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT.  Information about HIT expenses can be found on page 6 of the HIT’s current prospectus.  The Barclays Aggregate is an unmanaged index and is not available for direct investment, although certain funds attempt to replicate this index.

Returns for the Barclays Aggregate would be lower if they reflected the actual trading costs or expenses associated with management of an actual portfolio.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT’s website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

 This commentary contains forecasts, estimates, opinions and other information that is subjective. Statements concerning economic, financial or market trends are based on current conditions, which will fluctuate. There is no guarantee that such statements will be applicable under all market conditions, especially during periods of downturn. It should not be considered as investment advice or a recommendation of any kind. All statistics are current as of September 30, 2009, unless otherwise noted.

This article is an advertisement only for the HIT and not for any other investment vehicle. This should not be deemed an offer to sell or a solicitation of an offer to buy shares of any of the other investment vehicles listed/described in the Pensions & Investments table referenced above.